FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2013

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Supplement for Financial Highlights—Year ended March 31, 2013
2.	Recent Developments

The registrant hereby incorporates Exhibits 1 and 2 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-169682) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 8, 2013	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Presentation of Financial and Other Information

As used in this Form 6-K, references to “Nomura” are to Nomura Holdings, Inc. and its consolidated entities. References to “NHI” are to Nomura Holdings, Inc.

Unless otherwise stated, references in this Form 6-K to “yen” are to Japanese yen. Amounts shown in this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and paragraphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to Nomura presented in this Form 6-K is presented on an unaudited consolidated basis in accordance with U.S. generally accepted accounting principles.

Supplement for Financial Highlights—The fiscal year ended March 31, 2013

Nomura reported net revenue of 1,813.6 billion yen, income before income taxes of 237.7 billion yen, and net income attributable to NHI shareholders of 107.2 billion yen for the fiscal year ended March 31, 2013. Basic-Net income attributable to NHI shareholders per share was 29.04 yen and Diluted-Net income attributable to NHI shareholders per share was 28.37 yen. Return on shareholders’ equity1 was 4.9%.

i.)	Financial Position

As of March 31, 2013, Nomura’s total capital ratio2 was 13.8% and its Tier 1 capital ratio2 was 11.7%. Nomura had total assets of 37.9 trillion yen, an increase of 2.2 trillion yen compared to March 31, 2012, primarily due to increases in Trading assets, Securities purchased under agreements to resell, and Loans receivable. Total liabilities as of March 31, 2013 were 35.6 trillion yen, an increase of 2.3 trillion yen compared to March 31, 2012, primarily due to increases in Securities sold under agreements to repurchase, Trading liabilities, and Securities loaned. Total equity as of March 31, 2013 was 2,319.0 billion yen, a decrease of 70.2 billion yen compared to March 31, 2012. Leverage ratio as of March 31, 2013 was 16.5 times and net leverage ratio3 was 10.4 times.

[1]	Return on shareholders’ equity is a ratio of net income (loss) attributable to NHI shareholders to total NHI shareholders’ equity.
[2]	These ratios represent preliminary estimates as of the date of this supplement release and may be revised in Nomura’s Annual Report on Form 20-F for the year ended March 31, 2013.
NHI has been assigned as saishu shitei oyagaisha (a “Final Designated Parent Company”) who must calculate the consolidated capital adequacy ratio according to the “Notice of the Establishment of Standards for Determining Whether the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc.” (2010 FSA Regulatory Notice No. 130; “Capital Adequacy Notice on Final Designated Parent Company” hereinafter) in April 2011. Nomura calculates Basel 3 based consolidated regulatory capital adequacy ratio in accordance with the Capital Adequacy Notice on Final Designated Parent Company.
[3]	Net leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. Net leverage ratio equals total assets less securities purchased under agreements to resell and securities borrowed divided by total NHI shareholders’ equity.

ii.)	Expenses

Non-interest expenses for the fiscal year ended March 31, 2013 increased by 8.6% from the prior fiscal year to 1,575.9 billion yen.

iii.)	Capital and Other Balance Sheet Metrics

As of March 31, 2013, total NHI shareholders’ equity was 2,294.4 billion yen, which represented an increase of 187.1 billion yen compared to March 31, 2012.

Level 3 assets (net)4 were approximately 0.5 trillion yen as of March 31, 2013.

iv.)	Value at Risk

Value at risk5 as of March 31, 2013 was 5.1 billion yen, which represents a 29.2% decrease compared to March 31, 2012.

v.)	Cash Dividends

	For the year ended March 31
	2012	2013
	(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—
At September 30	4.00	2.00
At December 31	—	—
At March 31	2.00	6.00
For the year	6.00	8.00

vi.)	Number of Employees

As of March 31, 2013, Nomura had 27,956 employees globally (Japan: 16,030, Europe: 3,618, Americas: 2,271, Asia-Pacific (including Powai office in India): 6,037).

vii.)	Others

Changes in Significant Subsidiaries During the Period (UNAUDITED)

On March 21, 2013, Nomura sold 32,040 thousand shares, a portion of its holdings in its consolidated subsidiary, Nomura Real Estate Holdings, Inc. As a result, Nomura no longer maintains the controlling financial interests and Nomura Real Estate Holdings, Inc. has changed from a consolidated subsidiary to an affiliate accounted for by the equity method. Also, due to this sale of shares, total gains for the three months ended March 31, 2013 were 50.1 billion yen which included 38.5 billion yen of unrealized gains from Nomura’s remaining shares.

[4]	This amount represents a preliminary estimate as of the date of this supplement release and may be revised in Nomura’s Annual Report on Form 20-F for the year ended March 31, 2013.
Level 3 assets (net) is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. The level 3 assets (net) equals level 3 assets after netting off derivative assets and liabilities.
[5]	Value at risk is defined at 99% confidence level. The time horizon for our outstanding portfolio is 1 day. Inter-product price fluctuations are considered.

The fiscal year ended March 31, 2013—Business Highlights

Net revenue was 1,813.6 billion yen, an increase of 18.1% from the prior fiscal year. Non-interest expenses were 1,575.9 billion yen, an increase of 8.6% compared to the prior fiscal year. Income before income taxes was 237.7 billion yen.

•	Net revenue in Retail was 397.9 billion yen, an increase of 13.6% from the prior fiscal year.

•

Net revenue in Asset Management was 68.9 billion yen, an increase of 4.8% compared to the prior fiscal year. Assets under management as of March 31, 2013 were 27.9 trillion yen, an increase of 3.3 trillion yen from 24.6 trillion yen as of March 31, 2012.

•

Net revenue in Wholesale was 644.9 billion yen, an increase of 16.2% compared to the prior fiscal year. The primary factor for the increase in net revenue was an increase in brokerage commissions, net gain on trading and fees from investment banking services.

•	Nomura maintained Tier 1 capital ratio[6] of 11.7% as of March 31, 2013.

[6]	This ratio represents preliminary estimate as of the date of this supplement release and may be revised in Nomura’s Annual Report on Form 20-F for the year ended March 31, 2013.
NHI has been assigned as saishu shitei oyagaisha (a “Final Designated Parent Company”) who must calculate the consolidated capital adequacy ratio according to the “Notice of the Establishment of Standards for Determining Whether the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc.” (2010 FSA Regulatory Notice No. 130; “Capital Adequacy Notice on Final Designated Parent Company” hereinafter) in April 2011. Nomura calculates Basel 3 based consolidated regulatory capital adequacy ratio in accordance with the Capital Adequacy Notice on Final Designated Parent Company.

Business Segment Information

Retail

Net revenue for the fiscal year ended March 31, 2013 was 397.9 billion yen, a 13.6% increase from the prior fiscal year. Non-interest expenses increased by 3.5% to 297.3 billion yen. As a result, income before income taxes increased by 59.4% to 100.6 billion yen. The primary factor for the increase was increasing commissions from distribution of investment trusts and brokerage.

Retail client assets as of March 31, 2013 were 83.8 trillion yen, comprised of 46.7 trillion yen in equities, 6.6 trillion yen in foreign currency bonds, 12.4 trillion yen in domestic bonds including CBs and Warrants, 8.9 trillion yen in stock investment trusts, 4.9 trillion yen in bond investment trusts, 1.7 trillion yen in overseas mutual funds, and 2.7 trillion yen in other7.

Operating Results of Retail

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2012 (A)	March 31, 2013 (B)
Net revenue	350.3	397.9	13.6
Non-interest expenses	287.1	297.3	3.5

Income (loss) before income taxes	63.1	100.6	59.4

Asset Management

Net revenue increased by 4.8% from the prior fiscal year to 68.9 billion yen. Non-interest expenses increased by 5.5% to 47.8 billion yen. As a result, income before income taxes increased by 3.2% to 21.2 billion yen. Assets under management were 27.9 trillion yen as of March 31, 2013, an increase of 3.3 trillion yen from March 31, 2012.

In addition, Nomura Asset Management’s share of public investment trust market in Japan as of March 31, 2013 was 22.3%8,9. Market share in Japan for public stock investment trusts was 18%8,9, while market share for public bond investment trusts was 43%8,9.

Operating Results of Asset Management

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2012 (A)	March 31, 2013 (B)
Net revenue	65.8	68.9	4.8
Non-interest expenses	45.3	47.8	5.5

Income (loss) before income taxes	20.5	21.2	3.2

[7]	Includes annuity insurance.
[8]	Nomura Asset Management Co., Ltd. only.
[9]	Source: The Investment Trusts Association, Japan.

Wholesale

Net revenue increased by 16.2% from the prior fiscal year to 644.9 billion yen (378.7 billion yen from Fixed Income, 181.7 billion yen from Equities, and 84.4 billion yen from Investment Banking). The primary factor for the increase in net revenue was an increase in brokerage commissions, net gain on trading and fees from investment banking services. In particular, net revenue of our Fixed Income business was a main driver of the increase in net revenue for Wholesale. Non-interest expenses decreased by 3.3% to 573.2 billion yen. As a result, income before income taxes was 71.7 billion yen.

Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2012 (A)	March 31, 2013 (B)
Net revenue	555.0	644.9	16.2
Non-interest expenses	592.7	573.2	(3.3)

Income (loss) before income taxes	(37.7)	71.7	—

Note: Certain prior period amounts have been reclassified, in accordance with the realignment in April 2012.

Other Operating Results

Net revenue was 664.2 billion yen. Income before income taxes was 6.6 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2012 (A)	March 31, 2013 (B)
Net revenue	560.9	664.2	18.4
Non-interest expenses	525.8	657.6	25.1

Income (loss) before income taxes	35.2	6.6	(81.3)

Note: Certain prior period amounts have been reclassified, in accordance with the realignment in April 2012.

Segment Information—Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2012 (A)	March 31, 2013 (B)
Net revenue

Business segment information:
Retail	350,258	397,925	13.6
Asset Management	65,800	68,937	4.8
Wholesale	555,049	644,856	16.2

Subtotal	971,107	1,111,718	14.5
Other	560,945	664,228	18.4

Net revenue	1,532,052	1,775,946	15.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,807	37,685	889.9

Net revenue	1,535,859	1,813,631	18.1

Non-interest expenses

Business segment information:
Retail	287,128	297,297	3.5
Asset Management	45,281	47,768	5.5
Wholesale	592,701	573,199	(3.3)

Subtotal	925,110	918,264	(0.7)
Other	525,792	657,637	25.1

Non-interest expenses	1,450,902	1,575,901	8.6

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,450,902	1,575,901	8.6

Income (loss) before income taxes

Business segment information:
Retail	63,130	100,628	59.4
Asset Management	20,519	21,169	3.2
Wholesale	(37,652)	71,657	—

Subtotal	45,997	193,454	320.6
Other*	35,153	6,591	(81.3)

Income (loss) before income taxes	81,150	200,045	146.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,807	37,685	889.9

Income (loss) before income taxes	84,957	237,730	179.8

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2012 (A)	March 31, 2013 (B)
Net gain (loss) related to economic hedging transactions	8,372	989	(88.2)
Realized gain (loss) on investments in equity securities held for operating purposes	198	1,001	405.6
Equity in earnings of affiliates	10,613	14,401	35.7
Corporate items	(32,129)	17,652	—
Other	48,099	(27,452)	—

Total	35,153	6,591	(81.3)

Note: Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION THEREOF

The following table sets forth the ratio of earnings to fixed charges of Nomura for the fiscal year ended March 31, 2013, in accordance with U.S. GAAP.

Millions of yen
For the year ended March 31, 2013
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	¥219,133
Add: Fixed charges	266,313
Distributed income of equity investees	5,568

Earnings as defined	¥491,014

Fixed charges	¥266,313
Ratio of earnings to fixed charges[10]	1.8

[10]	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income (loss) before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.

CAPITALIZATION AND INDEBTEDNESS11

The following table sets forth, on a U.S. GAAP basis, the consolidated capitalization and indebtedness of Nomura as of March 31, 2013. There has been no material change in Nomura’s capitalization and indebtedness since March 31, 2013.

Millions of yen
As of March 31, 2013
Short-term borrowings	¥738,445
Long-term borrowings	7,592,368
NHI shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares as of March 31, 2013
Issued—3,822,562,601 shares as of March 31, 2013
Outstanding—3,710,960,252 shares as of March 31, 2013	594,493
Additional paid-in capital	691,264
Retained earnings	1,136,523
Accumulated other comprehensive income (loss)	(57,395)

Total NHI shareholders’ equity before treasury stock	2,364,885
Common stock held in treasury, at cost—111,602,349 shares as of March 31, 2013	(70,514)

Total NHI shareholders’ equity	2,294,371
Noncontrolling interests	24,612

Total equity	2,318,983

Total capitalization and indebtedness	¥10,649,796

[11]	Nomura enters into various guarantee arrangements in the form of standby letters of credit and other guarantees with third parties. The amount of potential future payments under these guarantee contracts outstanding, as of March 31, 2013 was ¥9,084 million.

Disclaimers

•	This document is produced by Nomura. Copyright 2013 Nomura Holdings, Inc. All rights reserved.

•

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

•

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

•

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

•

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only Nomura’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside Nomura’s control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

•

The audit of the consolidated financial statements for this fiscal year has not been completed by the independent auditors at the point of disclosing this Supplement for Financial Highlights. As a result of such audit, certain of the information set forth herein could be subject to revision, possibly material, in Nomura’s Annual Report on Form 20-F for the year ended March 31, 2013.

Recent Developments

Banca Monte dei Paschi di Siena SpA (“MPS”) issued a claim, dated March 1, 2013, in the Italian Courts against two former directors of MPS and Nomura International plc (“NIP”). MPS alleges that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 (the “Transactions”) and alleges that NIP is jointly liable for the unlawful conduct of MPS’s former directors. MPS claims damages of not less than EUR 700 million. An investigation has also been commenced by the Public Prosecutor’s office in Siena, Italy into various allegations against MPS and certain of its former directors, including in relation to the Transactions. Starting on April 15, 2013, the Public Prosecutor in Siena issued seizure orders in relation to the Transactions seeking to seize the Transactions and approximately EUR 1.9 billion of assets said to be held or receivable in various NIP and Nomura Bank International plc (“NBI”) accounts in, or managed through, Italy and alleging that the Transactions involved offenses under Italian law. NBI was informed on April 23, 2013 that a seizure order had been effected over a small amount of cash and certain receivables in Italy. On April 26, 2013, the relevant Italian criminal judge issued an order declining to validate the various seizure orders issued by the Public Prosecutor. Accordingly, on the same date, the Public Prosecutor ordered the immediate restitution of all assets subject to seizure. NIP and NBI are indirectly wholly owned subsidiaries of Nomura Holdings, Inc.